Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Announces 2010 Capital Expenditures,
Rig Decommissioning, Debt Reductions and Distribution Status

Calgary, Alberta, Canada – December 16, 2009
(Canadian dollars, except as noted)

Precision Drilling Trust (“Precision” or the “Trust”) announced today its planned capital expenditures for 2010 of approximately $75 million.  This includes $50 million in sustaining upgrade and infrastructure expenditures and is based upon currently anticipated rig activity for 2010.  In addition, $25 million is planned for performance improvements to certain rigs to align with potential customer opportunities in unconventional resource plays in Canada and the United States.  These planned expenditures will move 10 rigs from Precision’s Tier 2 classification up to Tier 1 (Precision’s Super Series) and will move 3 to 5 rigs from Tier 3 to Tier 2 (Precision’s high performance rigs capable of drilling both directionally and horizontally).  There are currently no plans to build new rigs.

Precision announced today that it is decommissioning 38 drilling rigs, of which 26 are part of the Canadian fleet, and 12 are part of the United States fleet.  All of these rigs are Tier 3 rigs.  Certain component parts of these decommissioned rigs will be used in Precision’s ongoing operations.  The Trust is also decommissioning 30 service rigs and nine snubbing units.  In conjunction with these decommissionings, the Trust will take a non-cash, pre-tax charge to earnings in the range of $80 to $90 million for the fourth quarter of 2009.  After this decommissioning, Precision’s rig fleet stands at 352 rigs, all of which are marketable and can return to work in a short period of time without additional capital.  With the recent movement of three rigs to Canada from the United States, Precision has 203 rigs in Canada, 146 rigs in the United States and three internationally.

“The combination of upgrading 13 to 15 of our existing drilling rigs and permanently decommissioning 38 of our least efficient, least profitable Tier 3 rigs significantly high grades the Precision fleet.  We expect to exit 2010 with over 72% of our fleet as Tier 1, Super Series and Tier 2, horizontally capable, high performance rigs”, stated Kevin Neveu, President and Chief Executive Officer.  “This repositioning of the Precision fleet supports our strategy of providing high performance, high value services for the rapidly changing demands of our customers pursing unconventional oil and gas reserves in our core markets.  We remain poised to further upgrade Tier 3 rigs or consider new build opportunities when customer demand and contract economics fully support additional investment.”

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Precision also announced that earlier in the fourth quarter the Trust reduced its outstanding debt by a cash payment of US$75 million.  Long-term debt at the end of November was $899 million, with secured term loans of $724 million and an unsecured senior note of $175 million.  Since December 31, 2008, the Trust’s long-term debt balance has been reduced by $559 million through net cash repayments.  In conjunction with the voluntary repayment, the Trust will have a non-cash, pre-tax charge to earnings in the fourth quarter of 2009 of $8 million related to the amortization of the deferred financing costs associated with this debt reduction.

Mr. Neveu concluded, “Our top priority for 2009 was to strengthen the Trust’s balance sheet and this payment was another step in the process.  We have made significant improvement in our capital structure during the year and this debt reduction priority will carry over into 2010.  Our goal is to continue to reduce outstanding indebtedness while maintaining a strong liquidity position to respond to customer opportunities in the North American and international drilling markets.”

Precision also announced today that its Board of Trustees is continuing the indefinite suspension of cash distributions in order to maintain focus on debt reduction, and there will not be a special year-end distribution.  The Board of Trustees is evaluating and planning for the conversion of Precision from a trust to a more traditional corporate structure.  These plans are ongoing and it is anticipated that this conversion will take place well ahead of new Canadian tax measures for trusts slated for January 1, 2011.  Precision will provide additional information and details as they become available.

With specific reference to goodwill impairment, Precision will continue to monitor the business climate for a significant adverse change from December 31, 2008, and will test for impairment at the end of 2009.  At September 30, 2009, Precision reported goodwill of $772 million, of which $488 million related to the United States contract drilling business unit.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to: the level of capital expenditures for 2010; the level of drilling activity for 2010; the use of capital, including plans not to build new rigs; the number and type of assets to be decommissioned; the future reductions of long-term debt; the conversion of the trust structure to a corporate structure; and the anticipated non-cash charges for the fourth quarter of 2009.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this press release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  The Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Website:  www.precisiondrilling.com